Press Release

Celebrating 100 years

Solid Quarterly Performance on Volumes Drives Results

Fluid operations and renewed demand set tone for 2021 as company reinstates guidance
MONTREAL, January 26, 2021 — CN (TSX: CNR) (NYSE: CNI) is proud to announce that its diluted earnings per share (EPS) grew 17 per cent, and 14 per cent on an adjusted basis in the fourth quarter, while free cash flow for the full-year 2020 reached a record of over C$3.2 billion. (1)
“2020 was a year like no other and thanks to our colleagues, who are essential workers, we got through it together and kept the economy moving while setting impressive new volume records in key markets. Our operations remained very nimble in the fourth quarter as we right-sized to meet the increased demand while we maintained industry leading fuel efficiency. We continue to actively implement our long-term strategy, focusing on sustainable growth and deploying advanced technology to generate value for all of our stakeholders.”
–JJ Ruest, President and Chief Executive Officer, CN

Financial results highlights
Fourth-quarter 2020 compared to fourth-quarter 2019
•Revenues of C$3,656 million, an increase of C$72 million or two per cent.
•Diluted EPS of C$1.43, an increase of 17 per cent, or 14 per cent on an adjusted basis. (1)
•Operating ratio of 61.4 per cent, a decrease of 4.6 points, or 3.8 points on an adjusted basis. (1)
•Operating income of C$1,411 million, an increase of 16 per cent, or 13 per cent on an adjusted basis. (1)
Full-year 2020 compared to full-year 2019
•Revenues of C$13,819 million, a decrease of C$1,098 million or seven per cent.
•Diluted EPS of C$5.00, a decrease of 14 per cent, and adjusted diluted EPS of C$5.31, a decrease of eight per cent. (1)
•Operating ratio of 65.4 per cent, an increase of 2.9 points, and adjusted operating ratio of 61.9 per cent, an increase of 0.2 points. (1)
•Operating income of C$4,777 million, a decrease of 15 per cent, and adjusted operating income of C$5,263 million, a decrease of eight per cent. (1)
•Free cash flow was C$3,227 million, an increase of C$1,235 million. (1)
•Adjusted return on invested capital (adjusted ROIC) of 13.4 per cent, a decrease of 1.7 points. (1)

2021 outlook and shareholder distributions (2)
“While the recovery remains uneven across the markets we serve, we are pleased by the momentum in volume demand that grew during the fourth quarter and continues to grow. We are increasingly optimistic about 2021 and we are reinstating our full-year financial outlook. We are also pleased to be announcing our plans for C$3.0 billion of capital investments to stay ahead of the demand and keep meeting our customers' needs through safe and efficient operations,” added Ruest.

CN is targeting to deliver EPS growth in the high single-digit range this year compared to adjusted diluted EPS of C$5.31 in 2020. (1)

CN is also targeting free cash flow in the range of C$3.0 billion to C$3.3 billion in 2021 compared to C$3.2 billion in 2020. (1)
The Company assumes mid-single digit volume growth in 2021 in terms of revenue ton miles (RTMs) as it sees growth opportunities, despite continued weakness in sectors of the broad freight environment.
CN | 2020 Fourth Quarter 1

Press Release

The Company’s Board of Directors approved a seven per cent increase to CN’s 2021 quarterly cash dividend, effective for the first quarter of 2021. This is the 25th consecutive year of dividend increases, demonstrating our confidence in the long-term financial health of the Company. In addition, the Company’s Board of Directors also approved a new Normal course issuer bid (NCIB) that permits CN to purchase, for cancellation, over a 12-month period up to 14 million common shares, starting on February 1, 2021, and ending no later than January 31, 2022. The Company expects to resume its share repurchases in the first quarter of 2021 under the new NCIB.

Fourth-quarter 2020 revenues, traffic volumes and expenses
Revenues for the quarter increased by two per cent to C$3,656 million, when compared to the same period in 2019. The increase in revenues was mainly attributable to record shipments of Canadian grain, increased shipments of U.S. grain, higher international container traffic via the Port of Vancouver and freight rate increases; partly offset by lower applicable fuel surcharge rates and lower volumes of petroleum crude.

RTMs, measuring the weight and distance of freight transported by CN, increased by 10 per cent. Freight revenue per RTM decreased by six per cent, mainly driven by an increase in the average length of haul, changes in business mix and lower applicable fuel surcharge rates; partly offset by freight rate increases.

Operating expenses for the quarter decreased by five per cent to C$2,245 million, when compared to the same period in 2019. The decrease was mainly due to lower fuel costs as well as lower purchased services and materials expense.

Full-year 2020 revenues, traffic volumes and expenses
Revenues for 2020 decreased by seven per cent to C$13,819 million, when compared to 2019. The decrease in revenues was mainly attributable to lower volumes across most commodity groups, primarily in the second and third quarter, caused by the ongoing effects of the COVID-19 pandemic and lower applicable fuel surcharge rates, partly offset by freight rate increases as well as record shipments of Canadian grain.

RTMs declined by five per cent. Freight revenue per RTM decreased by two per cent, mainly driven by lower applicable fuel surcharge rates, partly offset by freight rate increases.

Operating expenses decreased by three per cent to C$9,042 million, mainly due to lower fuel and labor costs and decreased purchased services and material expense; partly offset by a loss on assets held for sale, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines.
(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, such as adjusted performance measures. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted diluted EPS outlook (2) excludes the expected impact of certain income and expense items. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook.
(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the impacts of the COVID-19 pandemic on the business operations, financial results and financial position and on the global supply chain, and statements about the economic recovery and its future impact on CN. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words.
2021 key assumptions
CN has made a number of economic and market assumptions in preparing its 2021 outlook. The Company assumes that North American industrial production for the year will increase in the mid single-digit range, and assumes U.S. housing starts of approximately 1.45 million units and U.S. motor vehicle sales of approximately 16 million units. For the 2020/2021 crop year, the grain crop in Canada was above its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2021/2022 grain crops in both Canada and the U.S. will be in line with their respective three-year averages. CN assumes total RTMs in 2021 will increase in the mid single-digit range versus 2020. CN assumes continued pricing above rail inflation. CN assumes that in 2021, the value of the Canadian dollar in U.S. currency will be approximately $0.80, and assumes that in 2021 the average price of crude oil (West Texas Intermediate) will be approximately US$50 per barrel. In 2021, CN plans to invest approximately C$3.0 billion in its capital program, of which C$1.6 billion is targeted toward track and railway infrastructure maintenance.

2 CN | 2020 Fourth Quarter

Press Release

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the duration and effects of the COVID-19 pandemic; general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.
This earnings news release is available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.
About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-7956	(514) 399-0052
media@cn.ca	investor.relations@cn.ca
CN | 2020 Fourth Quarter 3

Selected Railroad Statistics – unaudited

	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,656	3,584	13,819	14,917
Freight revenues ($ millions)	3,507	3,408	13,218	14,198
Operating income ($ millions)	1,411	1,218	4,777	5,593
Adjusted operating income ($ millions) (2)	1,411	1,249	5,263	5,708
Net income ($ millions)	1,021	873	3,562	4,216
Adjusted net income ($ millions) (2)	1,021	896	3,784	4,189
Diluted earnings per share ($)	1.43	1.22	5.00	5.83
Adjusted diluted earnings per share ($) (2)	1.43	1.25	5.31	5.80
Free cash flow ($ millions) (2)	1,140	493	3,227	1,992
Gross property additions ($ millions)	855	1,018	2,863	4,079
Share repurchases ($ millions)	—	429	379	1,700
Dividends per share ($)	0.5750	0.5375	2.3000	2.1500
Financial position (1)
Total assets ($ millions)	44,804	43,784	44,804	43,784
Total liabilities ($ millions)	25,153	25,743	25,153	25,743
Shareholders' equity ($ millions)	19,651	18,041	19,651	18,041
Financial ratio
Operating ratio (%)	61.4	66.0	65.4	62.5
Adjusted operating ratio (%) (2)	61.4	65.2	61.9	61.7
Operational measures (3)
Statistical operating data
Gross ton miles (GTMs) (millions)	125,310	115,015	455,368	482,890
Revenue ton miles (RTMs) (millions)	63,207	57,709	230,390	241,954
Carloads (thousands)	1,526	1,425	5,595	5,912
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	19,500
Employees (end of period)	24,381	25,975	24,381	25,975
Employees (average for the period)	24,272	26,524	23,786	26,733
Key operating measures
Freight revenue per RTM (cents)	5.55	5.91	5.74	5.87
Freight revenue per carload ($)	2,298	2,392	2,362	2,402
GTMs per average number of employees (thousands)	5,163	4,336	19,144	18,063
Operating expenses per GTM (cents)	1.79	2.06	1.99	1.93
Labor and fringe benefits expense per GTM (cents)	0.60	0.65	0.60	0.61
Diesel fuel consumed (US gallons in millions)	110.9	108.9	407.2	451.4
Average fuel price ($/US gallon)	2.37	3.27	2.42	3.17
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.89	0.95	0.89	0.93
Train weight (tons)	9,397	9,244	9,501	9,125
Train length (feet)	8,514	8,371	8,572	8,232
Car velocity (car miles per day)	198	199	188	198
Through dwell (entire railroad, hours)	8.0	8.1	8.6	7.9
Through network train speed (miles per hour)	18.4	19.2	18.5	18.5
Locomotive utilization (trailing GTMs per total horsepower)	202	194	196	198
Safety indicators (4)
Injury frequency rate (per 200,000 person hours)	1.36	1.80	1.69	1.98
Accident rate (per million train miles)	1.69	1.76	1.74	2.11
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.
(3)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(4)Based on Federal Railroad Administration (FRA) reporting criteria.

4 CN | 2020 Fourth Quarter

Supplementary Information – unaudited

	Three months ended December 31				Year ended December 31
	2020	2019	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2020	2019	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	664	754	(12%)	(11%)	2,631	3,052	(14%)	(14%)
Metals and minerals	354	357	(1%)	—%	1,409	1,643	(14%)	(15%)
Forest products	433	415	4%	5%	1,700	1,808	(6%)	(7%)
Coal	126	150	(16%)	(15%)	527	658	(20%)	(20%)
Grain and fertilizers	742	622	19%	20%	2,609	2,392	9%	9%
Intermodal	1,036	927	12%	12%	3,751	3,787	(1%)	(1%)
Automotive	152	183	(17%)	(16%)	591	858	(31%)	(31%)
Total freight revenues	3,507	3,408	3%	4%	13,218	14,198	(7%)	(7%)
Other revenues	149	176	(15%)	(15%)	601	719	(16%)	(17%)
Total revenues	3,656	3,584	2%	3%	13,819	14,917	(7%)	(8%)
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	11,638	12,841	(9%)	(9%)	43,556	53,989	(19%)	(19%)
Metals and minerals	5,785	5,589	4%	4%	21,561	25,449	(15%)	(15%)
Forest products	6,699	6,285	7%	7%	25,602	27,187	(6%)	(6%)
Coal	4,186	4,097	2%	2%	16,173	17,653	(8%)	(8%)
Grain and fertilizers	17,910	13,963	28%	28%	61,736	55,597	11%	11%
Intermodal	16,330	14,168	15%	15%	59,165	58,344	1%	1%
Automotive	659	766	(14%)	(14%)	2,597	3,735	(30%)	(30%)
Total RTMs	63,207	57,709	10%	10%	230,390	241,954	(5%)	(5%)
Freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	5.71	5.87	(3%)	(2%)	6.04	5.65	7%	6%
Metals and minerals	6.12	6.39	(4%)	(3%)	6.53	6.46	1%	—%
Forest products	6.46	6.60	(2%)	(1%)	6.64	6.65	—%	(1%)
Coal	3.01	3.66	(18%)	(17%)	3.26	3.73	(13%)	(13%)
Grain and fertilizers	4.14	4.45	(7%)	(7%)	4.23	4.30	(2%)	(2%)
Intermodal	6.34	6.54	(3%)	(3%)	6.34	6.49	(2%)	(3%)
Automotive	23.07	23.89	(3%)	(2%)	22.76	22.97	(1%)	(1%)
Total freight revenue / RTM	5.55	5.91	(6%)	(6%)	5.74	5.87	(2%)	(3%)
Carloads (thousands) (3)
Petroleum and chemicals	155	169	(8%)	(8%)	597	688	(13%)	(13%)
Metals and minerals	241	234	3%	3%	935	1,008	(7%)	(7%)
Forest products	87	86	1%	1%	342	375	(9%)	(9%)
Coal	73	79	(8%)	(8%)	289	335	(14%)	(14%)
Grain and fertilizers	189	158	20%	20%	663	619	7%	7%
Intermodal	731	638	15%	15%	2,582	2,618	(1%)	(1%)
Automotive	50	61	(18%)	(18%)	187	269	(30%)	(30%)
Total carloads	1,526	1,425	7%	7%	5,595	5,912	(5%)	(5%)
Freight revenue / carload ($) (2) (3)
Petroleum and chemicals	4,284	4,462	(4%)	(3%)	4,407	4,436	(1%)	(1%)
Metals and minerals	1,469	1,526	(4%)	(3%)	1,507	1,630	(8%)	(8%)
Forest products	4,977	4,826	3%	4%	4,971	4,821	3%	2%
Coal	1,726	1,899	(9%)	(8%)	1,824	1,964	(7%)	(7%)
Grain and fertilizers	3,926	3,937	—%	—%	3,935	3,864	2%	1%
Intermodal	1,417	1,453	(2%)	(2%)	1,453	1,447	—%	—%
Automotive	3,040	3,000	1%	3%	3,160	3,190	(1%)	(1%)
Total freight revenue / carload	2,298	2,392	(4%)	(3%)	2,362	2,402	(2%)	(2%)
(1)See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
CN | 2020 Fourth Quarter 5

Non-GAAP Measures – unaudited

In this supplementary schedule, the “Company” or “CN” refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple, return on invested capital (ROIC) and adjusted ROIC. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the year ended December 31, 2020, the Company reported adjusted net income of $3,784 million, or $5.31 per diluted share, which excludes a loss of $486 million, or $363 million after-tax ($0.51 per diluted share) in the second quarter, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario, and a current income tax recovery of $141 million ($0.20 per diluted share) in the first quarter resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic.
For the three months and year ended December 31, 2019, the Company reported adjusted net income of $896 million, or $1.25 per diluted share, and $4,189 million, or $5.80 per diluted share, respectively, which excludes employee termination benefits and severance costs related to a workforce reduction program of $31 million, or $23 million after-tax ($0.03 per diluted share). The adjusted figures for the year ended December 31, 2019 also exclude a deferred income tax recovery of $112 million ($0.15 per diluted share or $0.16 per basic share) in the second quarter, resulting from the enactment of a lower provincial corporate income tax rate; and a depreciation expense of $84 million, or $62 million after-tax ($0.09 per diluted share) in the first quarter, related to costs previously capitalized for a Positive Train Control back office system following the deployment of a replacement system.

6 CN | 2020 Fourth Quarter

Non-GAAP Measures – unaudited

The following table provides a reconciliation of net income and earnings per share in accordance with GAAP, as reported for the three months and years ended December 31, 2020 and 2019, to the non-GAAP adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except per share data	2020	2019	2020	2019
Net income	$1,021	$873	$3,562	$4,216
Adjustments:
Operating expenses	—	31	486	115
Other income	—	—	—	—
Income tax recovery (1)	—	(8)	(264)	(142)
Adjusted net income	$1,021	$896	$3,784	$4,189
Basic earnings per share	$1.44	$1.22	$5.01	$5.85
Impact of adjustments, per share	—	0.03	0.31	(0.04)
Adjusted basic earnings per share	$1.44	$1.25	$5.32	$5.81
Diluted earnings per share	$1.43	$1.22	$5.00	$5.83
Impact of adjustments, per share	—	0.03	0.31	(0.03)
Adjusted diluted earnings per share	$1.43	$1.25	$5.31	$5.80
(1)Includes the tax impact of: (i) adjustments based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction; or (ii) tax law changes and rate enactments.

The following table provides a reconciliation of operating income and operating ratio in accordance with GAAP, as reported for the three months and years ended December 31, 2020 and 2019, to the non-GAAP adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except percentage	2020	2019	2020	2019
Operating income	$1,411	$1,218	$4,777	$5,593
Operating expense adjustments:
Depreciation expense	—	—	—	84
Employee termination benefits and severance costs	—	31	—	31
Loss on assets held for sale	—	—	486	—
Total operating expense adjustments	—	31	486	115
Adjusted operating income	$1,411	$1,249	$5,263	$5,708
Operating ratio (1)	61.4%	66.0%	65.4%	62.5%
Impact of adjustment	—	(0.8)-pts	(3.5)-pts	(0.8)-pts
Adjusted operating ratio	61.4%	65.2%	61.9%	61.7%
(1)Operating ratio is defined as operating expenses as a percentage of revenues.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.30 and $1.34 per US$1.00 for the three months and year ended December 31, 2020, respectively, and $1.32 and $1.33 per US$1.00 for the three months and year ended December 31, 2019, respectively.
On a constant currency basis, the Company’s net income for the three months and year ended December 31, 2020 would have been higher by $7 million ($0.01 per diluted share) and lower by $13 million ($0.02 per diluted share), respectively.

CN | 2020 Fourth Quarter 7

Non-GAAP Measures – unaudited

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities in accordance with GAAP, as reported for the three months and years ended December 31, 2020 and 2019, to the non-GAAP free cash flow presented herein:

	Three months ended December 31		Year ended December 31
In millions	2020	2019	2020	2019
Net cash provided by operating activities	$2,008	$1,518	$6,165	$5,923
Net cash used in investing activities	(868)	(1,117)	(2,946)	(4,190)
Net cash provided before financing activities	1,140	401	3,219	1,733
Adjustment: Acquisitions, net of cash acquired (1)	—	92	8	259
Free cash flow	$1,140	$493	$3,227	$1,992
(1)Relates to the acquisitions of H&R Transport Limited ("H&R") and the TransX Group of Companies ("TransX"). See Note 3 - Business combinations to CN's unaudited Interim Consolidated Financial Statements for additional information.

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income in accordance with GAAP, as reported for the years ended December 31, 2020 and 2019, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the year ended December 31,	2020	2019
Debt		$12,906	$13,796
Adjustments:
Operating lease liabilities, including current portion		418	501
Pension plans in deficiency		553	521
Adjusted debt		$13,877	$14,818
Net income		$3,562	$4,216
Interest expense		554	538
Income tax expense		982	1,213
Depreciation and amortization		1,589	1,562
EBITDA		6,687	7,529
Adjustments:
Loss on assets held for sale		486	—
Other income		(6)	(53)
Other components of net periodic benefit income		(315)	(321)
Operating lease cost		143	171
Adjusted EBITDA		$6,995	$7,326
Adjusted debt-to-adjusted EBITDA multiple (times)		1.98	2.02

8 CN | 2020 Fourth Quarter

Non-GAAP Measures – unaudited

ROIC and adjusted ROIC

Management believes ROIC and adjusted ROIC are useful measures of the efficiency in the use of capital funds. The Company calculates ROIC as return divided by average invested capital. Return is defined as net income plus interest expense after-tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of total shareholders' equity, long-term debt and current portion of long-term debt less cash and cash equivalents, and restricted cash and cash equivalents, averaged between the beginning and ending balance over a twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's effective tax rate, excluding the tax effect of adjustments used to determine adjusted net income. ROIC and adjusted ROIC do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

In millions, except percentage	As at and for the year ended December 31,	2020	2019
Net income		$3,562	$4,216
Interest expense		554	538
Tax on interest expense (1)		(120)	(120)
Return		$3,996	$4,634
Average total shareholders' equity		$18,846	$17,841
Average long-term debt		11,931	11,626
Average current portion of long-term debt		1,420	1,557
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents		(844)	(674)
Average invested capital		$31,353	$30,350
ROIC		12.7%	15.3%

Adjusted net income (2)		$3,784	$4,189
Interest expense		554	538
Adjusted tax on interest expense (3)		(137)	(131)
Adjusted return		$4,201	$4,596
Average invested capital		$31,353	$30,350
Adjusted ROIC		13.4%	15.1%
(1)The effective tax rate for 2020 used to calculate the tax on interest expense was 21.6% (2019 - 22.3%).
(2)See the section entitled Adjusted performance measures for an explanation of this non-GAAP measure.
(3)The adjusted effective tax rate for 2020 used to calculate the adjusted tax on interest expense was 24.8% (2019 - 24.4%).

CN | 2020 Fourth Quarter 9